September 20, 2010

Ms. Lisa Sellers
Securities and Exchange Commission
Washington, DC 20546

Dear Ms. Sellers:

Thank you for your letter of September 10, 2010.

Our responses to the comments on our Form 10-K for the year ended December 31, 2009, our Form 10-Q for the quarter ended March 31, 2010, and our Form 10-Q for the quarter ended June 30, 2010 are below.

Form 10-K for the year ended December 31, 2009

General

1.
It appears throughout your filing that many disclosures have not been updated from previous filings. For example, on page three in the last paragraph you discuss the results of the years ended December 31, 2007 and 2008. On page five, you discuss your offering in the future tense and refer readers to the Dilution section which does not appear in this document. On pages 6 and 7 you refer to the offering in the future tense. In future filings, please insure that you update your disclosures for the current report that you are preparing.

We have noted your comment and will make sure that future filings have updated disclosures.

Financial Statements, page 11

Report of the Independent Registed Public Accounting Firm, page F-1

2.
The current audit report states the accounting firm’s name but does not include a conformed signature. Please confirm to us that you received a signed report from your auditors. Please insure that audit report included in future filings include a conformed signature.

We received a signed report from our auditors. We will insure that in future filings we have a conformed signature.

Item 8A.  Controls and Procedures, page 11

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. Since you are required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

We have amended our filing to include the following. It was inadvertently omitted from the previous filing:

Item 8A.  CONTROLS AND PROCEDURES.

Reference is made to the disclosures below under Item 8A(T) Controls and Procedures.

Item 8A(T).  Controls and Procedures.

Disclosure Controls and Procedures

 Our President being the sole member of our management, in his capacity as our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report (December 31, 2009), as is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures.

Based on that evaluation, our President concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

Our management has concluded that the financial statements included in this Form 10-K present fairly, in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our President conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in Internal Control - Integrated Framework. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an audit or attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our management’s report was not subject to audit or attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

ecause of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Evaluation of Changes in Internal Control over Financial Reporting

Our President also conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our management concluded that there were no changes.  As of the end of the period covered by this Annual Report, no deficiencies were identified in our internal controls over financial reporting which constitute a “material weakness.”

We believe that our failure to include this report on internal controls has not negatively impacted the effectiveness of of our disclosure controls and procedures as of December 31, 2009.

We acknowledge that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

Form 10-Q for the quarter ended March 31, 2010

Exhibit 32.1

4.
We note your certification under Exhibit 32.1. In future filings, please ensure this certification refers to the correct report and the correct period. Specifically, your certification refers to Form 10-QSB instead of Form 10-Q and it refers to the quarter ended March 31, 2009 instead of the quarter ended March 31, 2010.

We accept your comments and will make sure this certification in future filings refers to the correct quarter and refers to the correct form.

Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010

Exhibit 31.1

5.
We note your certification under Exhibit 31.1. In future filings, please revise the certification to include the language exactly as it appears in Item 601(b)(31) of Regulation S-K. In this respect, we note that the opening line of the certification includes the title of the certifying individual, which is not permitted as the certifications must be made in an individual capacity. Additionally, you have referred to this report as a quarterly report on Form 10-QSB instead of Form 10-Q and you have modified the language of paragraph 4 to exclude the design of internal control over financial reporting.

We acknowledge your comment and will make sure that future filings certification to include the language exactly as it appears in Item 601(b)(31) of Regulation S-K. We will also discontinue all references to Form 10-QSB and include internal control language over financial reporting.

We have attached a separate letter that addresses the three acknowledgements at the conclusion of your letter.

If I can me of any additional assistance, please feel free to contact me directly.

Sincerely,

SOLAR ACQUISITION INC.

By:	/s/ Peter Klamka
Peter Klamka CEO

September 20, 2010

Ms. Lisa Sellers
Securities and Exchange Commission
Washington, DC 20546

Dear Ms. Sellers:

Solar Acquisition Inc. acknowledges the following:

1.	Solar Acquisition Inc. is responsible for the adequacy and accuracy of the disclosure in the above-mentioned filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Solar Acquisition Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOLAR ACQUISITION INC.

By:	/s/ Peter Klamka
Peter Klamka CEO